OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

DRILLING BEGINS AT MIRANDA GOLD CORP.’S

COAL CANYON PROJECT

Vancouver, BC, Canada – August 6, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that drilling has begun on its Coal Canyon project, currently under an exploration funding agreement with Queensgate Resources Corporation ("Queensgate"). The drill program includes two reverse-circulation holes (2,000 ft / 610 m) that will test for disseminated gold mineralization in the Roberts Mountains and Hanson Creek Formations.

Specifically, the holes will evaluate hydrothermally altered and geochemically-anomalous zones developed at north / northeast-striking fault intersections. The drill program will also be used to establish depths of favorable stratigraphic horizons.

The Coal Canyon property consists of unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies approximately two square miles of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important host rocks on the Cortez Trend.

Past exploration focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others, adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has reportedly encountered gold mineralization of up to 85 ft of 0.022 oz Au/t (26m of 0.754 g Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxides and silicification. Significant stratiform alteration is also noted locally at the Hanson Creek-Roberts Mountains Formation contact away from the Grouse Creek fault zone. Geophysical surveys demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential anomalies.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and CMQ Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.